Exhibit 99.1

Ballard Subsidiary Protonex Achieves Commercial Export Status For Power Manager Products

VANCOUVER, BC, CANADA and SOUTHBOROUGH, MA, USA, Jan. 19, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the company's subsidiary, Protonex, has received certification from the U.S. Government enabling its industry-leading SPM-622 (Squad Power Manager) and VPM-402 (Vest Power Manager) products to be exported under the Commerce Department's Export Administration Regulations, classification EAR99. With this classification, these products can be sold to allied military partners as well as commercial customers without the need for an export license.

Protonex Power Manager products enable military personnel, including Soldiers, Airmen and Marines, along with commercial users such as mountain climbers and other extreme sports enthusiasts to recharge GPS systems, laptops, night-vision goggles and virtually any other portable equipment from any military or civilian energy source. The Squad Power Manager is typically shared by 5-to-10 individuals while the Vest Power Manager is designed to be worn by a single individual.

Approximately 5,000 Power Manager units have been deployed by U.S. Special Operations Forces and dismounted infantry, with each unit significantly reducing the battery weight required in the field, while at the same time enhancing mission flexibility and capability.

The U.S. Department of Commerce EAR99 designation permits simplified and faster fulfillment of international purchase orders rather than the alternative Department of State regulations, known as ITAR (International Trafficking in Arms Regulations). As a result, the EAR99 designation is expected to increase the attractiveness of Protonex Power Manager products to prospective customers outside the U.S. in both military and commercial applications.

"We have achieved an important commercialization milestone for our SPM and VPM products," said Ray Summers, Protonex Director of Military Sales. "Special Operations Forces across Europe, for example, have seen the SPM and VPM in action with their American counterparts. We expect this development to increase our traction by opening select commercial market opportunities with the international military community."

Protonex Power Manager products are available from the Protonex website at www.protonex.com/shop-home and through U.S. Government procurement channels, including the General Services Administration.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:00e 19-JAN-17